EATON VANCE MUTUAL FUNDS TRUST Two International Place Boston, MA 02110 Phone: (617) 482-8260

July 20, 2011

Mr. Richard Pfordte
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of its series
Eaton Vance Multi-Strategy All Asset Fund (the “New Fund”)

Dear Mr. Pfordte:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Staff of the Division of Investment Management accelerate the effective date of Post-Effective Amendment No. 177 to the Registrant’s registration statement on Form N-1A (“PEA No. 177”) filed on July 20, 2011 (Accession No. 0000940394-11-000891) to September 30, 2011.

     PEA No. 177 was filed solely for the purpose of reflecting a change in the name of the New Fund from Eaton Vance Multi-Strategy All Asset Fund to Eaton Vance Multi-Strategy All Market Fund.

     Please contact me at (617) 672-8570 or fax (617) 672-1570 if you have any questions. Thank you.

Very truly yours, /s/ Kathryn A. McElroy Kathryn A. McElroy, Esq. Vice President

     The undersigned, Eaton Vance Distributors, Inc., being the principal underwriter for the Fund, hereby joins in the foregoing request for acceleration.

Eaton Vance Distributors, Inc. By: /s/ Frederick S. Marius Frederick S. Marius, Vice President